July 21, 2011

VIA EDGAR

Mr. Kevin W. Vaughn
Branch Chief
100 F Street, NE
US Securities and Exchange Commission
Washington, DC  20549

Re:	Pulaski Financial Corp.
Form 10-K for the year ended September 30, 2010
Filed December 17, 2010
File No. 000-24571

Form 10-Q for the quarterly period ended March 31, 2011
Filed May 12, 2011

Dear Mr. Vaughn:

We have received your letter dated June 21, 2011 regarding comments on the above-referenced filings.  To aid in your review, we have repeated your comments followed by our responses.  In instances where we added disclosure within a paragraph, we have underlined the additional language and added carets for deletions for your ease of reference.

Form 10-Q for the Period Ended March 31, 2011
Interim Financial Statements
8. Loans Receivable, page 13

1.
Please refer to our previous comment 4 in our letter dated March 21, 2011. Please revise future filings to provide additional information regarding your charge-off policies and how you determine when the uncollectibility of a loan balance is confirmed. For example:

•	Disclose whether you charge-off loans after a certain number of days of delinquency;

•	Disclose if you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

•	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general allowance;

•
Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs, and quantify the amount of the partial charge-offs recorded for each period; and,

Mr. Kevin W. Vaughn
July 21, 2011

•	Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends.

Response to Comment No. 1

The Staff is supplementally advised that Pulaski Financial Corp. (the “Company”) has not revised its policies governing non-performing and impaired loans during 2009 or 2010. The Company proposes to include the following enhanced disclosures to information that was most recently disclosed under “Allowance for Loan Losses” in footnote 8 to the financial statements on page 13 in the Company’s Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”) in future filings in response to Comment No. 1 issued by the Staff:

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses in the Company’s loan portfolio.  Loan losses are charged against and recoveries are credited to the allowance.  Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio.  The allowance is comprised of specific allowances on impaired loans (assessed for loans that have known credit weaknesses) and pooled or general allowances based on assigned risk ratings and historical loan loss experience for each loan type.  The allowance is based upon management’s quarterly estimates of probable losses inherent in the loan portfolio.^

The Company charges off all or a portion of a loan when circumstances indicate that a loss is probable and there is no longer a reasonable expectation that a change in such circumstances will result in collection of the^ full amount of the loan.  Management considers many factors before charging off a loan.  While the delinquency status of the loan is a primary factor, other key factors are considered and the Company does not charge off loans based solely on a predetermined length of delinquency.  Other factors considered include the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  In general, a specific reserve is recorded in lieu of a charge-off on an impaired loan when management believes that the borrower still has the ability to bring the loan current or can provide additional collateral.  Once collection efforts have failed, all or a portion of the loan is generally charged off, as appropriate.  For purposes of determining the allowance for loan losses, all charge-offs are included in the determination of historical loss rates for each pool of loans with similar risk characteristics, as described below.  During the six months ended March 31, 2011 and 2010, charge-offs of non-performing and impaired loans totaled $8.3 million and $11.5 million, respectively, including partial charge-offs of $2.8 million and $0, respectively.  At March 31, 2011 and September 30, 2010, the remaining principal balance of non-performing and impaired loans for which the Company previously recorded partial charge-offs totaled $5.6 million and $597,000, respectively.

2.
Please refer to our previous comment 4 in our letter dated March 21, 2011. We note your revised proposed disclosure. In terms of returning a loan to accrual status, please revise future filings to disclose the factors you consider when determining that there is no longer any reasonable doubt as to the timely collectability of interest or principle. Disclose whether you require a sustained period of repayment prior to returning loans to accrual status and if so, disclose what that period is.

Mr. Kevin W. Vaughn
July 21, 2011

Response to Comment No. 2

The Company proposes to include the following enhanced disclosures to information that was most recently disclosed under “Delinquent and Non-Accrual Loans” in footnote 8 to the financial statements on page 18 in the Form 10-Q in future filings in response to Comment No. 2 issued by the Staff:

Delinquent and Non-Accrual Loans

The delinquency status of loans is determined based on the contractual terms of the notes.  Borrowers are generally classified as delinquent once payments become 30 days or more past due.  The Company’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, the ultimate collectability of interest or principal is no longer probable. Management considers many factors before placing a loan on non-accrual, including the delinquency status of the loan, the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral. Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectability of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectability of interest or principal and the borrower demonstrates the ability to pay under the terms of the note through a sustained period of repayment performance, which is generally six months.  Prior to returning a loan to accrual status, the loan is individually reviewed.  Many factors are considered prior to returning a loan to accrual status, including a positive change in the borrower’s financial situation or the Company’s collateral position that, together with the sustained period of repayment performance, result in the likelihood of a loss that is no longer probable.

3.
Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response to Comment No. 3

The Company proposes to include the following enhanced disclosures to information that was most recently disclosed under “Impaired Loans” in footnote 8 to the financial statements on page 16 in the Form 10-Q in future filings in response to Comment No. 3 issued by the Staff:

Mr. Kevin W. Vaughn
July 21, 2011

Impaired Loans

A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments.  When a loan is identified as impaired, the amount of impairment loss is measured based on either the present value of expected future cash flows, discounted at the loan’s effective interest rate, or for collateral-dependent loans, observable market prices or the current fair value of the collateral.  If the amount of impairment loss is measured based on the present value of expected future cash flows, the entire change in present value is recorded in the provision for loan losses.  If the fair value of the collateral is used to measure impairment of a collateral-dependent loan and repayment or satisfaction of the loan is dependent on the sale of the collateral, the fair value of the collateral is adjusted to consider estimated costs to sell.  However, if repayment or satisfaction of the loan is dependent only on the operation, rather than the sale, of the collateral, the measurement of impairment does not incorporate estimated costs to sell the collateral.  If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.  The following table summarizes the principal balance of impaired loans at March 31, 2011 and September 30, 2010 by the impairment method used.

4.	Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

Response to Comment No. 4

The Company proposes to include the following enhanced disclosures to information that was most recently disclosed under “Delinquent and Non-Accrual Loans” in footnote 8 to the financial statements on page 18 in the Form 10-Q in future filings in response to Comment No. 4 issued by the Staff:

Delinquent and Non-Accrual Loans

The delinquency status of loans is determined based on the contractual terms of the notes.  Borrowers are generally classified as delinquent once payments become 30 days or more past due.  The Company’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, the ultimate collectability of interest or principal is no longer probable. Management considers many factors before placing a loan on non-accrual, including the delinquency status of the loan, the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral. Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectability of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectability of interest or principal and the borrower demonstrates the ability to pay under the terms of the note through a sustained period of repayment performance, which is generally six months.  Prior to returning a loan to accrual status, the loan is individually reviewed.  Many factors are considered prior to returning a loan to accrual status, including a positive change in the borrower’s financial situation or the Company’s collateral position that, together with the sustained period of repayment performance, result in the likelihood of a loss that is no longer probable.

Mr. Kevin W. Vaughn
July 21, 2011

5.	Please revise future filings to explicitly disclose the date or range of dates for which your loan risk ratings were updated. Refer to ASC 310-10-50-29(c).

Response to Comment No. 5

The Company proposes to include the following enhanced disclosures to information that was most recently disclosed under “Allowance for Loan Loans” in footnote 8 to the financial statements on page 14 in the Form 10-Q in future filings in response to Comment No. 5 issued by the Staff:

In determining the allowance and the related provision for loan losses, the Company establishes valuation allowances based upon probable losses identified during the review of impaired loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower and discounted collateral exposure.  See discussion of impaired loans below.  In addition, all loans that are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics as described above.  The Company’s methodology includes factors that allow management to adjust its estimates of losses based on the most recent information available.  Such risk factors are generally reviewed and updated quarterly, as appropriate.  Historical loss rates for each risk group, which are updated quarterly, are quantified using all recorded loan charge-offs, changes in specific allowances on loans and real estate acquired through foreclosure and any gains and losses on the final disposition of real estate acquired through foreclosure.  These historical loss rates for each risk group are used as the starting point to determine allowance provisions.  ^Such rates are then adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, the volume and severity of internally classified loans, loan concentrations, assessment of trends in collateral values, and changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices.

10. Fair Value Measurements, page 20

6.
Please refer to our previous comments 5 through 7 in our letter dated March 21, 2011. In your response you indicate that you do not obtain updated appraisals unless an inspection indicates or management believes there has been a significant change in the fair value of the collateral. We also note that you review appraisals on other real estate owned periodically and make adjustments based on broker’s opinions of value or real estate listing prices. Please revise your disclosure in future filings to address the following information:

Mr. Kevin W. Vaughn
July 21, 2011

•	Describe how often you do inspections on loans secured by residential real estate, and describe your process for determining which properties should be inspected.

•
Describe the information management considers when determining whether there has been a significant change in fair value for your commercial real estate secured loans that merits obtaining an independent appraisal. Describe what you consider to be significant.

•
Considering the significance of your write downs on other real estate owned to net income in recent periods, please revise your disclosures to describe how often you monitor real estate listing prices and obtain broker quotes. Disclose whether you perform this analysis on every property or only on select properties. If the latter, disclose how you identify the properties on which you will perform this analysis.

•
Disclose the average percentage of loan balance charged-off when initially recording real estate acquired in settlement of loans for each period presented. If the charge-off is material, please revise to discuss the reasons why.

•
Disclose and tell us in detail how you determined that your policy for obtaining appraisals materially captures declines in the fair value of collateral and real estate owned in the appropriate period.

Response to Comment No. 6

The Company proposes to include the following enhanced disclosures to information that was most recently disclosed under “Fair Value Measurements” in footnote 10 to the financial statements on pages 21-22 in the Form 10-Q in future filings in response to Comment No. 6 issued by the Staff:

Impaired Loans.  The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers’ opinions of value (Level 3 valuations). Since substantially all of the Company’s loans receivable that are secured by real estate are within the St. Louis metropolitan area, management is able to closely monitor the trend in real estate values in this area.  Residential real estate loans are generally inspected when they become 45 to 60 days delinquent or when communications with the borrower indicate that a potential problem exists.  New appraisals are generally obtained for impaired residential real estate loans if an inspection indicates the possibility of a significant decline in fair value.  If a new appraisal is determined not to be necessary, management may obtain a broker’s opinion of value or apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal.  Similarly, the Company maintains close contact with its commercial borrowers whose loans are determined to be impaired and new appraisals are obtained when management believes there has been a significant change in fair value.  Factors that management considers when determining whether there has been a significant change in fair value for commercial real estate secured loans generally include overall market value trends in the surrounding areas and changes in factors that impact the properties’ cash flows such as rental rates and occupancy levels that differ materially from the most current appraisals.  The significance of such events is determined on a loan-by-loan basis based on the circumstances surrounding each of such loans.  If a new appraisal is determined not to be necessary, management may apply a discount to the existing appraised value based the age of such appraisal and on the overall trend in real estate values in the market area since the date of such appraisal, or other factors that affect the value of the property, such as rental rates and occupancy levels.

Mr. Kevin W. Vaughn
July 21, 2011

Real Estate Acquired in Settlement of Loans consists of loan collateral which has been repossessed through foreclosure or obtained by deed in lieu of foreclosure. This collateral is comprised of commercial and residential real estate. Such assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs.  If the loan balance exceeds the fair value of the collateral less estimated selling costs at the time of foreclosure, the difference is recorded as a charge to the allowance for loan losses.  During the six months ended March 31, 2011 and 2010, charge-offs to the allowance for loan losses at the time of foreclosure totaled $1.7 million and $2.6 million, respectively, which represented 26% and 21% of the principal balance of loans that became subject to foreclosure during such periods, respectively.  The Company generally does not record partial charge-offs on loans secured by residential real estate, but rather provides for declines in fair value in the allowance for loan losses.  See Note 8 - Loans Receivable and the Allowance for Loan Losses for a discussion of the impact of this practice on the determination of the allowance for loan losses.  The large amount of charge-offs at the time of foreclosure compared with the principal balance of such loans reflects the declines in fair values of the underlying real estate since the dates of loan origination.  Fair values are generally determined through external appraisals and assessment of property values by the Company’s internal staff.  New appraisals are obtained at the time of foreclosure and are reviewed periodically to determine whether they should be updated based on changing market conditions.  Appraisals are prepared by state-licensed appraisers and represent the appraisers’ opinions of value based on comparable sales and other data that is considered by the appraisers to be the most appropriate information at the time of the appraisal.  Management believes such appraisals are the best source of valuation at the time of foreclosure and represent the properties’ best estimates of value at that time.  Subsequent to foreclosure, valuations are updated periodically, and the assets may be written down to reflect a new cost basis.  For residential real estate properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing prices of the properties (which are generally based on brokers’ opinions of value) fall below the most current appraised values.  In general, listing prices on all residential real estate properties are reviewed weekly after considering input from the listing brokers and any potential offers to purchase the properties.  For commercial properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing price of the properties (which are generally based on brokers’ opinions of value) fall below the most current appraised values or changes in other factors, such as occupancy levels and rental rates, indicate a decline in fair value.  In general, listing prices on all commercial real estate properties are reviewed at least every 30 days after considering input from the listing brokers, other market activity and any potential offers to purchase the properties.  The Company’s frequent review of listing prices and market conditions subsequent to the receipt of an appraisal helps to ensure that the Company captures declines in the fair value of real estate acquired through foreclosure in the appropriate period.  Because many of these inputs are not observable, the measurements are classified as Level 3.

Mr. Kevin W. Vaughn
July 21, 2011

Management’s Discussion and Analysis
Retail Mortgage Lending, page 28

7.
In your response to comment 1 of our letter dated March 21, 2011 as well as your disclosure on page 29 you indicate you cannot estimate “with confidence” the range of possible losses in excess of the estimated liability accrued for representation and warranty issues associated with the sale of mortgage loans. Your statement of not being able to estimate the range of possible “with confidence” implies that you are using an additional threshold beyond that contemplated in the guidance of ASC 450-20-50. Further, we note your disclosures on page 28 are located outside your financial statement footnotes. Please revise your future filings to clearly disclose (without such qualification) in your footnotes either an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response to Comment No. 7

The Company proposes to include the following new footnote 12 entitled “Liability for Loans Sold” to the financial statements on pages 25-26 in the Form 10-Q in future filings in response to Comment No. 7 issued by the Staff:

12.	LIABILITY FOR LOANS SOLD

The Company records an estimated liability for amounts potentially due to the Company’s loan investors under contractual obligations related to residential mortgage loans originated for sale that were previously sold and became delinquent or defaulted.  Under standard representations and warranties and early payment default clauses in the Company’s mortgage sale agreements, the Company may be required to repurchase mortgage loans sold to investors or reimburse the investors for credit losses incurred on loans (collectively “repurchase”) in the event of borrower default within a defined period after origination (generally 90 days), or in the event of breaches of contractual representations or warranties made at the time of sale that are not remedied within a defined period after the Company receives notice of such breaches (generally 90 days).  The Company establishes a mortgage repurchase liability related to these events that reflect management’s estimate of losses on loans for which the Company could have a repurchase obligation based on a combination of factors.  Such factors incorporate the volume of loans sold in previous periods, default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor’s applicable representations and warranties), and estimated loss severity.

Mr. Kevin W. Vaughn
July 21, 2011

The principal balance of loans sold that were still subject to recourse provisions related to early payment default clauses totaled approximately $435 million and $367 million at March 31, 2011 and September 30, 2010, respectively.  Because the Company does not service the loans that it sells to its investors, the Company is generally unable to track the outstanding balances or delinquency status of a large portion of such loans that may be subject to repurchase under the representations and warranties clauses in the Company’s mortgage sale agreements.  The following is a summary of the principal balance of mortgage loan repurchase demands on loans previously sold that were received and resolved during the six months ended March 31, 2011 and 2010:

	2011	2010
Received during period	$7,942,000	$4,928,000
Resolved during period	7,387,000	2,110,000
Unresolved at end of period	7,571,000	3,666,000

The following is a summary of the changes in the mortgage loan repurchase reserve during the six months ended March 31, 2011 and 2010:

	2011	2010
Balance at beginning of period	$470,983	$250,337
Provisions charged to expense	908,132	348,171
Amounts paid to resolve demands	(512,279)	(292,728)
Balance at end of period	$866,836	$305,780

The mortgage repurchase reserve of $867,000 at March 31, 2011 represents the Company’s best estimate of the probable loss that the Company will incur for various early default provisions and contractual representations and warranties associated with the sales of mortgage loans.  Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.  In addition, the Company does not service the loans that it sells to investors and is unable to track the remaining unpaid balances after sale.  As a result, there may be a range of possible losses in excess of the estimated liability that cannot be estimated.  Management maintains regular contact with the Company’s investors to monitor and address their repurchase demand practices and concerns.

The similar disclosures that were formerly found beginning on page 29 of the Form 10-Q will be omitted and replaced with the following cross-reference:

Refer to Note 12 of Notes to Unaudited Consolidated Financial Statements for a discussion of the Company’s treatment of the estimated liability.

Mr. Kevin W. Vaughn
July 21, 2011

Non-Performing Assets and Allowance For Loan Losses, page 38

8.
Please refer to our previous comment 8 in our letter dated March 21, 2010. We note your response and proposed revised disclosures. Considering the significance of the balance of your impaired loans with no related valuation allowance as compared to your total impaired loans, please clarify whether the unpaid principle balance of your impaired loans includes consideration of the total amount of charge-offs recorded on the loans at the end of the reporting period. If not, for the purposes of clarity and to help a reader understand the amount of potential remaining credit loss related to the loans with no valuation allowance, please revise future filings to provide disclosure of the contractual balance of these loans and the total amount of charge-offs recorded for each loan category. A tabular presentation may be helpful.

Response to Comment No. 8

The Company proposes to include the following sentence as the second sentence to the third paragraph of the information that was most recently disclosed under “Impaired Loans” in footnote 8 to the financial statements on page 17 in the Form 10-Q in future filings in response to Comment No. 8 issued by the Staff:

The recorded investments and unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.

In addition, the Company proposes to include the following additional disclosure in Management’s Discussion and Analysis on page 41 in the Form 10-Q in future filings in response to Comment no. 8 issued by the Staff:

The following table summarizes the unpaid principal balances of impaired loans at March 31, 2011 and September 30, 2010.  Such unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  Refer to Note 8 of Notes to Unaudited Consolidated Financial Statements for a summary of specific reserves on impaired loans.

9.
Please refer to our previous comment 8 in our letter dated March 21, 2010. Please revise future filings to disclose why the recorded balance of impaired loans exceeds the unpaid principle balance for certain of your loan classes. Clarify whether you are continuing to accrue interest on these loans and, if so, disclose how you determined that these amounts would be collectible given the impaired status of the loans.

Response to Comment No. 9

The Company proposes to include the following sentences as the third and fourth sentences to the third paragraph of the information that was most recently disclosed under “Impaired Loans” in footnote 8 to the financial statements on page 17 in the Form 10-Q in future filings in response to Comment No. 9 issued by the Staff:

Mr. Kevin W. Vaughn
July 21, 2011

The recorded investment of certain loan classes exceeds the unpaid principal balance of such classes at March 31, 2011 as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under ASC 310-20-30.  All impaired loans at March 31, 2011 were on non-accrual status.

* * * * *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please contact the undersigned.

Sincerely,

/s/ Paul J. Milano

Paul J. Milano
Chief Financial Officer

cc:   Rebekah Blakeley Lindsey, Securities and Exchange Commission